UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

BNP RESIDENTIAL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title or Class of Securities)

05564T103 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05564T103	13G/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 335,400 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 335,400 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO -- Limited Liability Company

CUSIP No. 05564T103	13G/A	Page 3 of 8

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 335,400 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 335,400 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05564T103	13G/A	Page 4 of 8

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 335,400 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 335,400 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05564T103	13G/A	Page 5 of 8

ITEM 1	(a).	NAME OF ISSUER:

The name of the issuer is BNP Residential Properties, Inc. (the “Issuer”).

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Issuer’s principal executive office is located at 301 S. College St., Suite 3850, Charlotte, NC 28202-6024.

ITEM 2	(a).	NAME OF PERSON FILING:

This Schedule 13G is being jointly filed by:

(i) Mercury Real Estate Advisors LLC, a Delaware limited liability company and registered investment adviser (“Mercury Advisors”), with respect to the shares of Common Stock (as defined below) of the Issuer held by Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund, Silvercrest Real Estate Fund (International) and Silvercreek SAV LLC (collectively, the “Funds”), of which Mercury Advisors is the investment adviser. Mercury Advisors has investment discretion with respect to the shares of Common Stock of the Issuer held by the Funds. Messrs. Jarvis and MacLean are the Managing Members of Mercury Advisors.

(ii) David R. Jarvis, a Managing Member of Mercury Advisors, with respect to the shares of Common Stock of the Issuer held by the Funds.

(iii) Malcolm F. MacLean IV, a Managing Member of Mercury Advisors, with respect to the shares of Common Stock of the Issuer held by the Funds.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

100 Field Point Road Greenwich, CT 06830

ITEM 2	(c).	CITIZENSHIP:

(i) Mercury Real Estate Advisors LLC is a Delaware limited liability company.

(ii) Mr. Jarvis is a United States citizen.

(iii) Mr. MacLean is a United States citizen.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (the “Common Stock”)

ITEM 2	(e).	CUSIP NUMBER:

05564T103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).*

	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ Parent holding company or control person, in accordance with Rule 13d-1(b) (1)(ii)(G).

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 05564T103	13G/A	Page 6 of 8

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Mercury Real Estate Advisors LLC:

(a) Amount beneficially owned: 335,400 shares

(b) Percent of class: 3.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 335,400 shares

(ii) Shared power to vote or direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 335,400 shares

(iv) Shared power to dispose or to direct the disposition of: None

David R. Jarvis:

(a) Amount beneficially owned: 335,400 shares

(b) Percent of class: 3.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 335,400 shares

(ii) Shared power to vote or direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 335,400 shares

(iv) Shared power to dispose or to direct the disposition of: None

Malcolm F. MacLean IV:

(a) Amount beneficially owned: 335,400 shares

(b) Percent of class: 3.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 335,400 shares

(ii) Shared power to vote or direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 335,400 shares

(iv) Shared power to dispose or to direct the disposition of: None

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Items 2(a) and 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05564T103	13G/A	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

/s/ David R. Jarvis
David R. Jarvis, individually

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, individually

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. *

*	Filed with the Schedule 13G/A on April 1, 2005.